1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

November 14, 2025

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Megan Miller

Re:	Oxford Square Capital Corp. (File No. 814-00638)

Ladies and Gentlemen:

On behalf of Oxford Square Capital Corp. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on May 27, 2025 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 814-00638), filed with the SEC on March 5, 2025 (the “Form 10-K”). For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Company.

1.	Comment: The Staff notes that the Company discloses “cash and cash equivalents” on its Statements of Assets and Liabilities in the Form 10-K. Regulation S-X 6-04.4 requires disclosure of cash on the Statements of Assets and Liabilities, which should include cash and demand deposits. Please disclose investments in securities of unaffiliated issuers on a separate line item in future SEC filings. See Regulation S-X 6-04.1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has updated the Statements of Assets and Liabilities in the Form 10-Q for the quarter ended September 30, 2025 to comply with the presentation required by Regulation S-X 6-04 and will continue to do so in future SEC filings.

November 14, 2025 Page 2

2.	Comment: The Staff notes that the Company appears to be using incorrect tags in its XBRL tagging process. Please review and correct the XBRL submission and structure in future SEC filings. For example, instead of using an incorrect tag such as “US-GAAP: Assets Net,” the appropriate standard tag, “US-GAAP: Stockholders Equity,” should be utilized. Additionally, “US-GAAP: Gains Losses on Extinguishment of Debt” should be utilized instead of the tag “Extinguishment of Debt: US-GAAP: Realized Investments Gains Losses.”

Response: The Company acknowledges the Staff’s comment and undertakes to review and confirm the XBRL submission and structure in future SEC filings.

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Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

Harry S. Pangas